



# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

## Washington, D.C. 20549

# FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: **January 21, 2005**

| Commission File Number | Exact name of registrants as specified in their charters, address of principal executive offices and registrants' telephone number | IRS Employer Identification Number |
|---|---|---|
| 1-8841 | **FPL GROUP, INC.** | 59-2449419 |
| 2-27612 | **FLORIDA POWER & LIGHT COMPANY** | 59-0247775 |
| | 700 Universe Boulevard | |
| | Juno Beach, Florida 33408 | |
| | (561) 694-4000 | |

State or other jurisdiction of incorporation or organization:  Florida

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrants under any of the following provisions:

[  ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

## SECTION 7 – REGULATION FD

### Item 7.01  Regulation FD Disclosure

On January 21, 2005, Florida Power & Light Company issued a press release regarding its intent to request a base rate increase effective January 2006, as well as reporting an updated estimate of storm restoration costs attributed to the 2004 hurricane season.  A copy of the press release is attached as Exhibit 99, which is incorporated herein by reference.

## SECTION 9 – FINANCIAL STATEMENTS AND EXHIBITS

### Item 9.01  Financial Statements and Exhibits

(c) Exhibits.

The following exhibit is being furnished pursuant to Item 7.01 herein.

| Exhibit Number | Description | FPL Group | FPL |
|---|---|---|---|
| 99 | Florida Power & Light Company Press Release dated January 21, 2005 | x | x |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


FPL GROUP, INC.
FLORIDA POWER & LIGHT COMPANY
(Registrants)


Date:  January 21, 2005


**K. MICHAEL DAVIS**
**K. Michael Davis**
Controller and Chief Accounting Officer of FPL Group, Inc.
Vice President, Accounting, Controller and
Chief Accounting Officer of Florida Power & Light Company
(Principal Accounting Officer of the Registrants)
